

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2018

Michael J. Bonello
Executive Vice President and Chief Financial Officer
PRA Health Sciences, Inc.
4130 ParkLake Avenue
Suite 400
Raleigh NC 27612

  Re: PRA Health Sciences, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2017
    Filed February 22, 2018
    File No. 1-36732

Dear Mr. Bonello:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

PRA Health Sciences, Inc. and Subsidiaries Consolidated Financial Statements
Consolidated Statements of Operations, page 63

1. Please tell us your consideration of SAB Topic 11.B in the title used for direct costs here and elsewhere throughout your filing. Also, tell us how you determined that labeling your ASC 280 segment profit measures in footnote 20 as gross profit and the sum of the segment profit measures as total gross profit is appropriate. Alternatively, please relabel these amounts here and elsewhere throughout the filing where they are presented to better reflect what they represent.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Linda Cvrkel, Staff Accountant, at (202) 551-3813 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining